

JNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: April 30, 2013 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT

FORM X-17A-5 PART III

SEC FILE NUMBER
8-36420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merriman Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, 9th Floor
(No. and Street)

San Francisco	California	94108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Febbo — 415-248-5603 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger Mayer, Inc.
(Name - if individual, state last, first, middle name)

600 California Street, Suite 1300	San Francisco	California	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, **William J. Febbo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Merriman Capital, Inc.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Operating Officer

Title

2/22/2012

Notary Public

CHERYL TROTMAN
Notary Public, State of New York
Reg. No. 01TR6210526
My Commission Expires 08-24-2013

MERRIMAN CAPITAL, INC.

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

MERRIMAN CAPITAL, INC.

(a wholly owned subsidiary of Merriman Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$ 3,127,294
Securities owned:	
Marketable, at fair value	2,136,352
Nonmarketable, at estimated fair value	277,008
Restricted cash	250,000
Due from clearing broker	124,805
Accounts receivable, net	359,899
Equipment and fixtures, net	30,537
Prepaid expenses and other assets	505,709
Total assets	$ 6,811,604

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 245,096
Commissions and bonus payable	986,722
Accrued expenses and other	957,791
Deferred rent	236,996
Deferred revenue	688,074
Payable to Parent	120,858
Subordinated borrowing from parent	1,700,000
Total liabilities	4,935,537
Stockholders' equity:	
Common stock, no par value, 100,000 shares authorized; 45,919 shares issued and outstanding	35,000
Additional paid-in capital	21,094,721
Accumulated deficit	(19,253,654)
Total stockholders' equity	1,876,067
Total liabilities and stockholders' equity	$ 6,811,604

The accompanying notes are an integral part of these financial statements.